UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Sandy Spring Bancorp, Inc.

(Exact name of registrant as specified in its charter)

Maryland	000-19065	52-1532952
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

17801 Georgia Avenue Olney, Maryland 20832
(Address of principal executive offices) (Zip Code)

(301) 774-6400
(Registrant’s telephone number, including area code)
Not Applicable
(Former name or former address, if changed since last report)

Common Stock, $1.00 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this certification/notice on Form 15 to be signed on its behalf by the undersigned duly authorized person.

ATLANTIC UNION BANKSHARES CORPORATION, as successor by merger to SANDY SPRING BANCORP, INC.

By:	/s/ John C. Asbury
Name:	John C. Asbury
Title:	President and Chief Executive Officer

Date: April 10, 2025